SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               S C H E D U L E 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                DOVE ENTERTAINMENT, INC. (f/k/a Dove Audio, Inc.)
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
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                         (Title of Class of Securities)

                                    259901106
                                 (CUSIP Number)

                               Copy to:

Mr. Terrence A. Elkes                    Peter D. Weinstein, Esq.
Media Equities International, LLC        Morrison Cohen Singer & Weinstein, LLP
One Stamford Plaza, 12th Floor           750 Lexington Avenue
Stamford, CT 06901                       New York, New York 10022
Telephone (203) 323-1263                 Telephone (212) 735-8600

--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                 March 28, 1997
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              (Date of Event which Requires Filing this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following space .

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).                      (Continued on following page(s))

CUSIP
No.   259901106                       13D
================================================================================
 1    Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person
                            Media Equities International, LLC

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 2    Check the Appropriate Box if a Member of a Group*                 (a)  | |

                                                                        (b)  | |
--------------------------------------------------------------------------------
 3    SEC Use Only

--------------------------------------------------------------------------------
 4    Source of Funds*         WC

--------------------------------------------------------------------------------
 5    Check Box if Disclosure of Legal Proceedings is Required               | |

--------------------------------------------------------------------------------
 6    Citizenship or Place of Organization                          New York

               7     Sole Voting Power
                          4,000,000 shares                             42.9%
   Number of   -----------------------------------------------------------------
    Shares     8       Shared Voting Power
 Beneficially                0 shares                                     0%
   Owned By    -----------------------------------------------------------------
     Each      9       Sole Dispositive Power
   Reporting                 2,000,000 shares                          27.3%
    Person     -----------------------------------------------------------------
     With      10      Shared Dispositive Power
                             0 shares                                     0%
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned By Each Reporting Person
                                   2,000,000 shares

--------------------------------------------------------------------------------
12    Check Box if the Aggregate Amount in Row (11) excludes Certain Shares* | |

--------------------------------------------------------------------------------
13    Percent of Class Represented by Amount in Row (11)
                                                                       27.3%

--------------------------------------------------------------------------------
14    Type of Reporting Person*
                                                   OO

================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP
No.   259901106                        13D
================================================================================
 1    Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person
                                   Apollo Partners LLC

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 2    Check the Appropriate Box if a Member of a Group*                 (a)  | |

                                                                        (b)  | |
--------------------------------------------------------------------------------
 3    SEC Use Only

--------------------------------------------------------------------------------
 4    Source of Funds*         OO

--------------------------------------------------------------------------------
 5    Check Box if Disclosure of Legal Proceedings is Required               | |

--------------------------------------------------------------------------------
 6    Citizenship or Place of Organization                      Connecticut

--------------------------------------------------------------------------------
               7     Sole Voting Power
                        0 shares                                          0%
   Number of   -----------------------------------------------------------------
    Shares     8       Shared Voting Power
 Beneficially                4,000,000 shares                          42.9%
   Owned By    -----------------------------------------------------------------
     Each      9       Sole Dispositive Power
   Reporting                 0 shares                                     0%
    Person     -----------------------------------------------------------------
     With      10      Shared Dispositive Power
                             2,000,000 shares                          27.3%
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned By Each Reporting Person
                                   2,000,000 shares

--------------------------------------------------------------------------------
12    Check Box if the Aggregate Amount in Row (11) excludes Certain Shares* | |

--------------------------------------------------------------------------------
13    Percent of Class Represented by Amount in Row (11)
                                                                       27.3%

--------------------------------------------------------------------------------
14    Type of Reporting Person*
                                                   OO

================================================================================
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP
No.   259901106                       13D
================================================================================
 1    Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person
                                    Terrence A. Elkes

--------------------------------------------------------------------------------
 2    Check the Appropriate Box if a Member of a Group*                 (a)  | |

                                                                        (b)  | |
--------------------------------------------------------------------------------
 3    SEC Use Only

--------------------------------------------------------------------------------
 4    Source of Funds*         OO

--------------------------------------------------------------------------------
 5    Check Box if Disclosure of Legal Proceedings is Required               | |

--------------------------------------------------------------------------------
 6    Citizenship or Place of Organization                     United States
--------------------------------------------------------------------------------
               7     Sole Voting Power
                        0 shares                                          0%
   Number of   -----------------------------------------------------------------
    Shares     8       Shared Voting Power
 Beneficially                4,000,000 shares                          42.9%
   Owned By    -----------------------------------------------------------------
     Each      9       Sole Dispositive Power
   Reporting                 0 shares                                     0%
    Person     -----------------------------------------------------------------
     With      10      Shared Dispositive Power
                             2,000,000 shares                          27.3%
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned By Each Reporting Person
                                   2,000,000 shares

--------------------------------------------------------------------------------
12    Check Box if the Aggregate Amount in Row (11) excludes Certain Shares* | |

--------------------------------------------------------------------------------
13    Percent of Class Represented by Amount in Row (11)
                                                                       27.3%

--------------------------------------------------------------------------------
14    Type of Reporting Person*
                                                   IN

================================================================================
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP
No.  259901106                        13D
================================================================================
 1    Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person
                                    Kenneth F. Gorman

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 2    Check the Appropriate Box if a Member of a Group*                 (a)  | |

                                                                        (b)  | |
--------------------------------------------------------------------------------
 3    SEC Use Only

--------------------------------------------------------------------------------
 4    Source of Funds*         OO

--------------------------------------------------------------------------------
 5    Check Box if Disclosure of Legal Proceedings is Required               | |

--------------------------------------------------------------------------------
 6    Citizenship or Place of Organization                     United States

--------------------------------------------------------------------------------
               7     Sole Voting Power
                           0 shares                                       0%
   Number of   -----------------------------------------------------------------
    Shares     8       Shared Voting Power
 Beneficially                4,000,000 shares                          42.9%
   Owned By    -----------------------------------------------------------------
     Each      9       Sole Dispositive Power
   Reporting                 0 shares                                     0%
    Person     -----------------------------------------------------------------
     With      10      Shared Dispositive Power
                             2,000,000 shares                          27.3%
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned By Each Reporting Person
                                   2,000,000 shares

--------------------------------------------------------------------------------
12    Check Box if the Aggregate Amount in Row (11) excludes Certain Shares* | |

--------------------------------------------------------------------------------
13    Percent of Class Represented by Amount in Row (11)
                                                                       27.3%

--------------------------------------------------------------------------------
14    Type of Reporting Person*
                                                   IN

================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP
No.   259901106                       13D
================================================================================
 1    Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person
                                 H.A.M. Media Group LLC

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 2    Check the Appropriate Box if a Member of a Group*                 (a)  | |

                                                                        (b)  | |
--------------------------------------------------------------------------------
 3    SEC Use Only

--------------------------------------------------------------------------------
 4    Source of Funds*         OO

--------------------------------------------------------------------------------
 5    Check Box if Disclosure of Legal Proceedings is Required               | |

--------------------------------------------------------------------------------
 6    Citizenship or Place of Organization                         New York

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               7     Sole Voting Power
                       0 shares                                          0%
   Number of
    Shares
 Beneficially
   Owned By
     Each
   Reporting
    Person
     With
       8       Shared Voting Power
                4,000,000 shares 42.9%
       9       Sole Dispositive Power
                0  shares0%
       10      Shared Dispositive Power
                 2,000,000 shares27.3%
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned By Each Reporting Person
                                   2,000,000 shares

--------------------------------------------------------------------------------
12    Check Box if the Aggregate Amount in Row (11) excludes Certain Shares* | |

--------------------------------------------------------------------------------
13    Percent of Class Represented by Amount in Row (11)
                                                                       27.3%

--------------------------------------------------------------------------------

================================================================================
14     Type of Reporting Person*
                                                   OO

================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP
No.  259901106                        13D
================================================================================
 1    Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person
                                       John T. Healy

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 2    Check the Appropriate Box if a Member of a Group*                 (a)  | |

                                                                        (b)  | |
--------------------------------------------------------------------------------
 3    SEC Use Only

--------------------------------------------------------------------------------
 4    Source of Funds*         PF, OO

--------------------------------------------------------------------------------
 5    Check Box if Disclosure of Legal Proceedings is Required               | |

--------------------------------------------------------------------------------
 6    Citizenship or Place of Organization                    United States

--------------------------------------------------------------------------------
               7     Sole Voting Power
                        5,000 shares                                   0.1%
   Number of   -----------------------------------------------------------------
    Shares     8       Shared Voting Power
 Beneficially                4,000,000 shares                         42.9%
   Owned By    -----------------------------------------------------------------
     Each      9       Sole Dispositive Power
   Reporting                 5,000 shares                              0.1%
    Person     -----------------------------------------------------------------
     With      10      Shared Dispositive Power
                             2,000,000 shares                         23.7%
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned By Each Reporting Person
                                   2,005,000 shares

--------------------------------------------------------------------------------
12    Check Box if the Aggregate Amount in Row (11) excludes Certain Shares* | |

--------------------------------------------------------------------------------
13    Percent of Class Represented by Amount in Row (11)
                                                                      27.4%

--------------------------------------------------------------------------------
14    Type of Reporting Person*
                                                   IN

================================================================================
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP
No.   259901106                       13D
================================================================================
 1    Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person
                                      Bruce Maggin

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 2    Check the Appropriate Box if a Member of a Group*                 (a)  | |

                                                                        (b)  | |
--------------------------------------------------------------------------------
 3    SEC Use Only

--------------------------------------------------------------------------------
 4    Source of Funds*         PF, OO

--------------------------------------------------------------------------------
 5    Check Box if Disclosure of Legal Proceedings is Required               | |

--------------------------------------------------------------------------------
 6    Citizenship or Place of Organization                     United States

--------------------------------------------------------------------------------
               7     Sole Voting Power
                          32,500 shares                                 0.6%
   Number of   -----------------------------------------------------------------
    Shares     8       Shared Voting Power
 Beneficially                4,000,000 shares                          42.9%
   Owned By    -----------------------------------------------------------------
     Each      9       Sole Dispositive Power
   Reporting                 32,500 shares                              0.6%
    Person     -----------------------------------------------------------------
     With      10      Shared Dispositive Power
                             2,000,000 shares                          27.3%
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned By Each Reporting Person
                                   2,032,500 shares

--------------------------------------------------------------------------------
12    Check Box if the Aggregate Amount in Row (11) excludes Certain Shares* | |

--------------------------------------------------------------------------------
13    Percent of Class Represented by Amount in Row (11)
                                                                       27.8%

--------------------------------------------------------------------------------
14    Type of Reporting Person*
                                                   IN

================================================================================
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP
No.   259901106                       13D
================================================================================
 1    Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person
                                    Ronald Lightstone

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 2    Check the Appropriate Box if a Member of a Group*                 (a)  | |

                                                                        (b)  | |
--------------------------------------------------------------------------------
 3    SEC Use Only

--------------------------------------------------------------------------------
 4    Source of Funds*         PF

--------------------------------------------------------------------------------
 5    Check Box if Disclosure of Legal Proceedings is Required               | |

--------------------------------------------------------------------------------
 6    Citizenship or Place of Organization                    United States

--------------------------------------------------------------------------------
               7     Sole Voting Power
                          0 shares                                        0%
   Number of   -----------------------------------------------------------------
    Shares     8       Shared Voting Power
 Beneficially                4,000,000 shares                          42.9%
   Owned By    -----------------------------------------------------------------
     Each      9       Sole Dispositive Power
   Reporting                 0 shares                                     0%
    Person     -----------------------------------------------------------------
     With      10      Shared Dispositive Power
                             2,000,000 shares                          27.3%
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned By Each Reporting Person
                                   2,000,000 shares

--------------------------------------------------------------------------------
12    Check Box if the Aggregate Amount in Row (11) excludes Certain Shares* | |

--------------------------------------------------------------------------------
13    Percent of Class Represented by Amount in Row (11)
                                                                       27.3%

--------------------------------------------------------------------------------
14     Type of Reporting Person*
                                                   IN

================================================================================
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

     This statement, dated March 28, 1997, relates to the reporting persons ownership of certain securities of Dove Entertainment, Inc. (the "Issuer").

ITEM 1.  Security and Issuer

         (a) Common Stock, $0.01 par value per share (CUSIP No. 259901106) ("Common Stock").

         (b) Warrant ("Warrant") entitling the holder to purchase 1,500,000 shares of Common Stock, exercisable immediately upon issuance, pursuant to which the following exercise prices and expiration dates are applicable, respectively, with respect to three equal tranches of the underlying shares of Common Stock:
(i) $2.00 per share with an expiration date of the third anniversary from the date of issuance; (ii) $2.50 per share with an expiration date of the third anniversary from the date of issuance; and (iii) $3.00 per share with an expiration date of the fourth anniversary from the date of issuance;

         (c) Warrant entitling the holder to purchase 500,000 shares of Common Stock, exercisable immediately upon issuance, pursuant to which the following exercise prices and expiration dates are applicable, respectively, with respect to three equal tranches of the underlying shares of Common Stock: (i) $2.00 per share with an expiration date of the third anniversary from the date of issuance; (ii) $2.50 per share with an expiration date of the third anniversary from the date of issuance; (iii) $3.00 per share with an expiration date of the fourth anniversary from the date of issuance;

         (d) Series B Preferred Stock, $0.01 par value (the "Preferred Stock") entitling the holder to convert one share of Preferred Stock into 500 shares of Common Stock, following the date of six months after issuance, at a conversion price of $2.00 per share, and redeemable at the option of the Issuer, in whole or in part, at any time after the fifth anniversary of the date of the Certificate of Determination relating to the issuance of the Preferred Stock, subject to certain conditions. The holders of the Preferred Stock are entitled to vote as a single class together with all other voting classes and stock on all actions to be taken by the stockholders of the Issuer except with respect to voting for the election of directors, in which case, so long as the reporting persons hereunder own at least 750,000 shares of Common Stock (assuming for these purposes that the shares of Preferred Stock were converted in their entirety) and so long as Media Equities holds a majority of the initially issued shares of Preferred Stock, the holders of the Preferred Stock are entitled to elect one third of the directors of the Issuer.

         (e)               Dove Entertainment, Inc.
                             8955 Beverly Boulevard
                          Los Angles, California 90048

ITEM 2.  Identity and Background

      1. (a) Media Equities International, LLC ("Media Equities"), a limited liability company organized under the Limited Liability Company Law of the State of New York.

         (b) Address: One Stamford Plaza, 12th Floor Stamford, Connecticut 06901

         (c) Principal Business: Investments and consulting.

         (d) Within the last five (5) years, Media Equities has not been convicted in any criminal proceeding.

         (e) Within the last five (5) years, Media Equities has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of a violation with respect to such laws.

             The members of Media Equities are Apollo Partners LLC, H.A.M. Media Group LLC and Ronald Lightstone.

      2. (a) Apollo Partners LLC ("Apollo"), a limited liability company organized under the Limited Liability Company Act of the State of Connecticut, and a member of Media Equities.

         (b) Address:
                    One Stamford Plaza
                    Stamford, Connecticut 06901

         (c) Principal Business: Investments

         (d) Within the last five (5) years, Apollo has not been convicted in any criminal proceeding.

         (e) Within the last five (5) years, Apollo has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of a violation with respect to such laws.

Terrence A. Elkes and Kenneth F. Gorman are the members and managers of Apollo.


      3. (a) Terrence A. Elkes, a member and manager of Apollo.

         (b) Address:

                    One Stamford Plaza - 12th Floor
                    Stamford, Connecticut 06901

         (c) Principal occupation: Investor

         (d) Within the last five (5) years, Terrence Elkes has not been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors, if any).

         (e) Within the last five (5) years, Terrence Elkes has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of a violation with respect to such laws.

         (f) Citizenship: United States.

             Terence A. Elkes is a member and a manager of Media Equities.

      4. (a) Kenneth F. Gorman, a member and manager of Apollo.

         (b) Address:
                    One Stamford Plaza - 12th Floor
                    Stamford, Connecticut 06901

         (c) Principal occupation: Investor

         (d) Within the last five (5) years, Kenneth Gorman has not been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors, if any).

         (e) Within the last five (5) years, Kenneth Gorman has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of a violation with respect to such laws.

         (f) Citizenship: United States.

             Kenneth F. Gorman is a member and a manager of Media Equities and a newly elected director of the Issuer. See Item 4.

      5. (a) H.A.M. Media Group LLC ("H.A.M. Media") a limited liability company organized under the Limited Liability Company Law of the State of New York and a member of Media Equities.

         (b) Address:

                    305 Madison Avenue, Suite 3016
                    New York, New York 10017

         (c) Principal business: Investments

         (d) Within the last five (5) years, H.A.M. Media has not been convicted in any criminal proceeding.

         (e) Within the last five (5) years, H.A.M. Media has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of a violation with respect to such laws.

         John T. Healy and Bruce Maggin are the members and managers of H.A.M. Media.

      6. (a) John T. Healy, a member and manager of H.A.M. Media.

         (b) Address:
                    305 Madison Avenue, Suite 3016
                    New York, New York 10017

         (c) Principal occupation: Investor

         (d) Within the last five (5) years, John T. Healy has not been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors, if any).

         (e) Within the last five (5) years, John T. Healy has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of a violation with respect to such laws.

         (f) Citizenship: United States.

             John T. Healy is a member and a manager of Media Equities and is a newly elected director of the Issuer. See Item 4.

      7. (a) Bruce Maggin, a member and manager of H.A.M. Media.

         (b) Address:
                    305 Madison Avenue, Suite 3016
                    New York, New York 10017

         (c) Principal occupation: Investor

         (d) Within the last five (5) years, Bruce Maggin has not been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors, if any).

         (e) Within the last five (5) years, Bruce Maggin has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of a violation with respect to such laws.

         (f) Citizenship: United States.

             Bruce Maggin is a member and manager of Media Equities.

      8. (a) Ronald Lightstone

         (b) Address:
                    400 Parkwood Drive
                    Los Angeles, California 90077-3530

         (c) Principal occupation: Investor

         (d) Within the last five (5) years, Ronald Lightstone has not been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors, if any).

         (e) Within the last five (5) years, Ronald Lightstone has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of a violation with respect to such laws.

         (f) Citizenship: United States.

         Ronald Lightstone is a member and manager of Media Equities, and is a newly elected director of the Issuer. See Item 4.

ITEM 3.  Source and Amounts of Funds or Other Consideration

         Media Equities obtained funds for the purchase of the Warrant and the Preferred Stock from its working capital, which in turn was obtained from contributions from the individual reporting persons from personal funds.

         The amount of funds used in making the purchase of the Warrant and the Preferred Stock, pursuant to the stock purchase agreement (the "Stock Purchase Agreement"), dated March 27, 1997 among the Issuer, Media Equities and certain other purchasers is set forth below:

            Name                                Amount of Consideration
            ----                                -----------------------
            Media Equities                           $3,001,500

ITEM 4.  Purpose of Transaction.

         The reporting persons acquired their shares for purposes of investment.

         On March 27, 1997, Media Equities entered into the Stock Purchase Agreement pursuant to which it became obligated, subject to the terms and conditions therein, to purchase the Preferred Stock and Warrants of the Issuer. The transaction contemplates two closings for the purchase of the securities. The first closing occurred March 28, 1997 pursuant to which Media Equities purchased (a) 3,000 shares of Preferred Stock and (b) a Warrant to purchase 1,500,000 shares of Common Stock, of the Issuer. The second closing is expected to occur no later than May 25, 1997 pursuant to which Media Equities will purchase (a) 1,000 shares of Preferred Stock, and (b) a Warrant to purchase 500,000 shares of Common Stock, of the Issuer.

         Media Equities and certain other purchasers entered into a pledge agreement, dated March 27, 1997, with the Issuer pursuant to which it agreed to pledge certain of the shares of Preferred Stock as collateral to secure the payment for the securities to be purchased in the second closing, described above.

         Pursuant to the terms of the Stock Purchase Agreement and the terms of the Preferred Stock, so long as Media Equities owns 750,000 shares of Common Stock of the Issuer (assuming for these purposes that the shares of Preferred Stock were converted in their entirety), (i) so long as Media Equities holds a majority of the initially issued shares of Preferred Stock, the holders of the Preferred Stock have the right to elect one third of the board of directors, and
(ii) if Media Equities no longer owns a majority of the initially issued shares of the Preferred Stock, Media Equities has the right to nominate, and the Issuer is obligated to use its best efforts to have elected as management nominees, one third of the Board of Directors of the Issuer. The Stock Purchase Agreement fixes the number of directors at nine. In addition, in the event of the default by the Issuer in the observance of certain covenants enumerated in the Stock Purchase Agreement, Media Equities has the right to appoint two additional directors, effectively giving Media Equities the right to nominate a majority of the Board of Directors, which directors shall continue to serve until the earlier of the next occurring annual meeting of the shareholders of the Issuer following the cure of any default or until Media Equities no longer owns at least 750,000 shares of Common Stock (assuming for these purposes that the shares of Preferred Stock were converted in their entirety).

         In connection with the transaction, in order to fulfill the Issuer's obligations, the number of directors constituting the Board was increased from six to nine, and Messrs. Gorman, Maggin and Lightstone were elected to the Board of Directors of the Issuer.

         The Stock Purchase Agreement also provides that one of the Media Equities' nominee directors shall be a member of the Executive Committee. The current nominee to the executive committee of the Board of Directors is Ronald Lightstone.

         Concurrently with the closing under the Stock Purchase Agreement, Media Equities entered into a shareholders voting agreement (the "Shareholders Voting Agreement"), dated March 27, 1997, among Media Equities, Michael Viner ("Viner) and Deborah Raffin ("Raffin", and together with Viner, "Viner") pursuant to which Viner has agreed to vote, and to use his reasonable best efforts to cause all of his affiliates to vote, all of the shares of Common Stock of the Issuer beneficially owned thereby and entitled to vote thereon for the election of the requisite number of director designees of Media Equities then required pursuant to Section 6.3 or 7.2 of the Stock Purchase Agreement, and to take all actions to cause the election of such designees, including seeking the resignation of current directors of the Issuer.

         Pursuant to the Stock Purchase Agreement, Media Equities will enter into a three year consulting agreement (the "Consulting Agreement"), dated as of April 1, 1997, between Media Equities and the Issuer, pursuant to which Media Equities will provide substantial general management consulting advice relating to the business of Media Equities, in exchange for which the Issuer will pay Media Equities annual compensation in the amount of $300,000 per year as follows: $200,000 in cash payable quarterly in advance and $100,000 in Common Stock of the Issuer valued at current market value on the date of payment, payable quarterly in arrears.

         Pursuant to the Stock Purchase Agreement, Media Equities was also granted registration rights under a registration rights agreement (the "Registration Rights Agreement"), dated March 27, 1997 among the Issuer, Media Equities, Viner and Raffin. Pursuant to the Registration Rights Agreement, the Issuer has agreed to prepare and file with the Securities and Exchange Commission, by not later than July 31, 1997, one or more registration statements providing, among other things, for the sale by Media Equities or its principal, of the shares of Common Stock issuable upon exercise of the Warrants, upon conversion of the Preferred Stock and upon issuance of the shares of Common Stock pursuant to the Consulting Agreement.

ITEM 5.  Interests in Securities of the Issuer.

         (a) The following list sets forth the aggregate number and percentage (based on 5,313,240 shares of Common Stock outstanding as set forth in Section
2.3 of the Stock Purchase Agreement) of outstanding shares of Common Stock owned beneficially by each reporting person named in Item 2, as of March 28, 1997:

                        Shares of         Percentage of Shares       % of
                      Common Stock          of Common Stock       Shared Voting
Name               Beneficially Owned(1)  Beneficially Owned(1)  Power (2)(3)(4)
----               ---------------------  ---------------------  ---------------
Media Equities          2,000,000                 27.3%               42.9
Apollo(5)               2,000,000                 27.3%               42.9
Terrence A. Elkes(5)    2,000,000                 27.3%               42.9
Kenneth F. Gorman(5)    2,000,000                 27.3%               42.9
H.A.M. Media(5)         2,000,000                 27.3%               42.9
Jack Healy(5)           2,005,000                 27.4%               42.9
Bruce Maggin(5)         2,032,500                 27.8%               42.9
Ronald Lightstone(5)    2,000,000                 27.3%               42.9

         (b) Media Equities has sole power to vote 4,000,000 shares (which includes 2,000,000 shares of underlying Common Stock issuable upon exercise of the Warrants, including for this purpose the Warrant for 500,000 shares of Common Stock to be purchased at the second closing, and, with respect to the Preferred Stock, for voting purposes only, the equivalent of 2,000,000 shares of Common Stock calculated based on a conversion ratio of 500 shares of Common Stock to one share of Preferred Stock, including for this purpose, the 500,000 shares of Common Stock issuable upon conversion of the 1,000 shares of Preferred Stock to be purchased at the second closing), representing approximately 42.9% of the outstanding Common Stock. Media Equities has sole power to dispose of 2,000,000 shares of Common Stock, issuable upon exercise of the Warrants (including for this purpose the Warrant for 500,000 shares of Common Stock to be purchased at the second closing), representing approximately 27.3% of the outstanding Common Stock.

----------

      (1) Includes shares of Common Stock issuable upon exercise of the Warrants, including for this purpose the Warrant for 500,000 shares of Common Stock to be purchased at the second closing. Does not include shares of Common Stock to be acquired pursuant to the Consulting Agreement referenced in Item 6(f), the amount of which is indeterminable as of the date hereof.

      (2) Includes for purposes of calculating shared voting power (a) 2,000,000 shares of Common Stock issuable upon exercise of the Warrants, including for this purpose the Warrant for 500,000 shares of Common Stock to be purchased at the second closing and (b) 2,000,000 shares of Common Stock issuable to holders of the Preferred Stock calculated based on a conversion ratio of 500 shares of Common Stock for one share of Preferred Stock, including for this purpose, the 500,000 shares of Common Stock issuable upon conversion of the 1,000 shares of Preferred Stock to be purchased at the second closing. Does not include shares of Common Stock to be acquired pursuant to the Consulting Agreement referenced in Item 6(f), the amount of which is indeterminable as of the date hereof.

      (3) The Common Stock issuable upon conversion of the Preferred Stock is not considered beneficially owned because the Preferred Stock is not convertible into Common Stock until six months following the issuance of the Preferred Stock.

      (4) Does not include shares of Common Stock owned by Michael Viner and Deborah Raffin subject to the Shareholders Voting Agreement in Item 6(e).

      (5) Except for Media Equities, each reporting person disclaims beneficial ownership of 2,000,000 shares of Common Stock issuable upon exercise of the Warrants owned by Media Equities and the voting rights associated with the Preferred Stock.

         By virtue of being a member of Media Equities, Apollo may be deemed to have shared power to vote of 4,000,000 shares (which includes 2,000,000 shares of underlying Common Stock issuable upon exercise of the Warrants, including for this purpose the Warrant for 500,000 shares of Common Stock to be purchased at the second closing, and, with respect to the Preferred Stock, for voting purposes only, the equivalent of 2,000,000 shares of Common Stock calculated based on a conversion ratio of 500 shares of Common Stock to one share of Preferred Stock, including for this purpose, the 500,000 shares of Common Stock issuable upon conversion of the 1,000 shares of Preferred Stock to be purchased at the second closing), representing approximately 42.9% of the outstanding Common Stock and may be deemed to have shared power to dispose of 2,000,000 shares of Common Stock, issuable upon exercise of the Warrants (including for this purpose the Warrant for 500,000 shares of Common Stock to be purchased at the second closing), representing approximately 27.3% of the outstanding Common Stock.

         By virtue of being a member and a manager of Apollo, a member of Media Equities, and a manager of Media Equities, Terrence A. Elkes may be deemed to have shared power to vote 4,000,000 shares (which includes 2,000,000 shares of underlying Common Stock issuable upon exercise of the Warrants, including for this purpose the Warrant for 500,000 shares of Common Stock to be purchased at the second closing, and, with respect to the Preferred Stock, for voting purposes only, the equivalent of 2,000,000 shares of Common Stock calculated based on a conversion ratio of 500 shares of Common Stock to one share of Preferred Stock, including for this purpose, the 500,000 shares of Common Stock issuable upon conversion of the 1,000 shares of Preferred Stock to be purchased at the second closing), representing approximately 42.9% of the outstanding Common Stock and may be deemed to have shared power to dispose of 2,000,000 shares of Common Stock issuable upon exercise of the Warrants (including for this purpose the Warrant for 500,000 shares of Common Stock to be purchased at the second closing), representing approximately 27.3% of the outstanding Common Stock.

         By virtue of being a member and a manager of Apollo, a member of Media Equities, and a manager of Media Equities, Kenneth F. Gorman may be deemed to have shared power to vote 4,000,000 shares (which includes 2,000,000 shares of underlying Common Stock issuable upon exercise of the Warrants, including for this purpose the Warrant for 500,000 shares of Common Stock to be purchased at the second closing, and, with respect to the Preferred Stock, for voting purposes only, the equivalent of 2,000,000 shares of Common Stock calculated based on a conversion ratio of 500 shares of Common Stock to one share of Preferred Stock, including for this purpose, the 500,000 shares of Common Stock issuable upon conversion of the 1,000 shares of Preferred Stock to be purchased at the second closing), representing approximately 42.9% of the outstanding Common Stock and may be deemed to have shared power to dispose of 2,000,000 shares of Common Stock issuable upon exercise of the Warrants (including for this purpose the Warrant for 500,000 shares of Common Stock to be purchased at the second closing), representing approximately 27.3% of the outstanding Common Stock.

         By virtue of being a member of Media Equities, H.A.M. Media may be deemed to have shared power to vote of 4,000,000 shares (which includes 2,000,000 shares of underlying Common Stock issuable upon exercise of the Warrants, including for this purpose the Warrant for 500,000 shares of Common Stock to be purchased at the second closing, and, with respect to the Preferred Stock, for voting purposes only, the equivalent of 2,000,000 shares of Common Stock calculated based on a conversion ratio of 500 shares of Common Stock to one share of Preferred Stock, including for this purpose, the 500,000 shares of Common Stock issuable upon conversion of the 1,000 shares of Preferred Stock to be purchased at the second closing), representing approximately 42.9% of the outstanding Common Stock and may be deemed to have shared power to dispose of 2,000,000 shares of Common Stock, issuable upon exercise of the Warrants (including for this purpose the Warrant for 500,000 shares of Common Stock to be purchased at the second closing), representing approximately 27.3% of the outstanding Common Stock.

         By virtue of being a member and a manager of H.A.M. Media, a member of Media Equities, and a manager of Media Equities, John T. Healy may be deemed to have shared power to vote 4,000,000 shares (which includes 2,000,000 shares of underlying Common Stock issuable upon exercise of the Warrants, including for this purpose the Warrant for 500,000 shares of Common Stock to be purchased at the second closing, and, with respect to the Preferred Stock, for voting purposes only, the equivalent of 2,000,000 shares of Common Stock calculated based on a conversion ratio of 500 shares of Common Stock to one share of Preferred Stock, including for this purpose, the 500,000 shares of Common Stock issuable upon conversion of the 1,000 shares of Preferred Stock to be purchased at the second closing), representing approximately 42.9% of the outstanding Common Stock and may be deemed to have shared power to dispose of 2,000,000 shares of Common Stock issuable upon exercise of the Warrants (including for this purpose the Warrant for 500,000 shares of Common Stock to be purchased at the second closing), representing approximately 27.3% of the outstanding Common Stock. Jack Healy has sole power to vote and dispose of 5,000 shares of the Common Stock, representing approximately 0.1% of the outstanding Common Stock.

         By virtue of being a member and manager of H.A.M. Media, a member of Media Equities, and a manager of Media Equities, Bruce Maggin may be deemed to have shared power to vote 4,000,000 shares (which includes 2,000,000 shares of underlying Common Stock issuable upon exercise of the Warrants, including for this purpose the Warrant for 500,000 shares of Common Stock to be purchased at the second closing, and, with respect to the Preferred Stock, for voting purposes only, the equivalent of 2,000,000 shares of Common Stock calculated based on a conversion ratio of 500 shares of Common Stock to one share of Preferred Stock, including for this purpose, the 500,000 shares of Common Stock issuable upon conversion of the 1,000 shares of Preferred Stock to be purchased at the second closing), representing approximately 42.9% of the outstanding Common Stock and may be deemed to have shared power to dispose of 2,000,000 shares of Common Stock issuable, upon exercise of the Warrants (including for this purpose the Warrant for 500,000 shares of Common Stock to be purchased at the second closing), representing approximately 27.3% of the outstanding Common Stock. Bruce Maggin has sole power to vote and dispose of 32,500 shares of the Common Stock, representing approximately 0.6% of the outstanding Common Stock.

         By virtue of being a member and a manager of Media Equities, Ronald Lightstone may be deemed to have shared power to vote 4,000,000 shares (which includes 2,000,000 shares of underlying Common Stock issuable upon exercise of the Warrants, including for this purpose the Warrant for 500,000 shares of Common Stock to be purchased at the second closing, and, with respect to the Preferred Stock, for voting purposes only, the equivalent of 2,000,000 shares of Common Stock calculated based on a conversion ratio of 500 shares of Common Stock to one share of Preferred Stock, including for this purpose, the 500,000 shares of Common Stock issuable upon conversion of the 1,000 shares of Preferred Stock to be purchased at the second closing), representing approximately 42.9% of the outstanding Common Stock and may be deemed to have shared power to dispose of 2,000,000 shares of Common Stock issuable upon exercise of the Warrants (including for this purpose the Warrant for 500,000 shares of Common Stock to be purchased at the second closing), representing approximately 27.3% of the outstanding Common Stock.

         (c) The following is a description of all transactions in the Warrant and the Preferred Stock of the Issuer by the persons identified in Item 2 of this Schedule 13D effected from January 28, 1997 through March 28, 1997 inclusive.

                                            Number of shares
                                         underlying Warrant (W)
                                         and number of shares of
                                           Preferred Stock (P)
Name of Shareholder       Purchase Date         Purchased         Purchase Price
-------------------       -------------        -----------        --------------

Media Equities               3/28/97           1,500,000 (W)           $1,500

Media Equities               3/28/97             3,000 (P)         $3,000,000

      Media Equities acquired the securities of the Issuer in a private placement pursuant to the Stock Purchase Agreement. See Item 4 herein.

         (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities.

         (e) Not applicable.

ITEM 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer

         (a) Media Equities is a limited liability company established and governed by the Limited Liability Company Law of the State of New York and an Operating Agreement. Pursuant to such agreement, voting and investment power over the securities of the Issuer held by Media Equities is vested in its members - Apollo, H.A.M. Media and Ronald Lightstone.

         (b) Apollo is a limited liability company established and governed by the Limited Liability Company Act of the State of Connecticut and an Operating Agreement. Pursuant to such agreement, voting and investment power over the shares of Common Stock of the Issuer held by Apollo through its interest in Media Equities is vested in the members of Apollo. The members of Apollo are Terrence A. Elkes and Kenneth F. Gorman.

         (c) H.A.M. Media is a limited liability company established and governed by the Limited Liability Company Law of the State of New York and an Operating Agreement. Pursuant to such agreement, voting and investment power over the shares of Common Stock of the Issuer held by H.A.M. Media through its interest in Media Equities is vested in the members of H.A.M. Media. The members of H.A.M. Media are Jack Healy and Bruce Maggin.

         (d) The reporting persons acquired the securities of the Issuer pursuant to the Stock Purchase Agreement, among the Issuer, Media Equities, Michael Viner ("Viner") and Deborah Raffin ("Raffin"). See Item 4.

         (e) Concurrently with the closing under the Stock Purchase Agreement, Media Equities entered into a shareholders voting agreement (the "Shareholders Voting Agreement") dated March 27, 1997, among Media Equities and Viner and Raffin (Viner and Raffin, together "Viner") pursuant to which Viner has agreed to vote, and to use his reasonable best efforts to cause all of his affiliates to vote, all of the shares of Common Stock of the Issuer beneficially owned thereby and entitled to vote thereon for the election of the requisite number of director designees of Media Equities then required pursuant to Section 6.3 or
7.2 of the Stock Purchase Agreement, and to take all actions to cause the election of such designees, including seeking the resignation of current directors of the Issuer. See Item 4.

         (f) Pursuant the Stock Purchase Agreement, Media Equities will enter into a three year consulting agreement (the "Consulting Agreement"), dated as of April 1, 1997, between Media Equities and the Issuer, pursuant to which Media Equities will provide substantial general management consulting advice relating to the business of Media Equities, in exchange for which the Issuer will pay to Media Equities annual compensation in the amount of $300,000 per year as follows: $200,000 in cash payable quarterly in advance and $100,000 in Common Stock of the Issuer valued at current market value on the date of payment, payable quarterly in arrears. See Item 4.

         (g) Pursuant to the Stock Purchase Agreement, Media Equities was also granted registration rights under a registration rights agreement (the "Registration Rights Agreement"), dated March 27, 1997, among the Issuer, Media Equities, Viner and Raffin. Pursuant to the Registration Rights Agreement, the Issuer has agreed to prepare and file with the Securities and Exchange Commission, by not later than July 31, 1997, one or more registration statements providing, among other things, for the sale by Media Equities or its principal, of the shares of Common Stock issuable upon exercise of the Warrants, upon conversion of the Preferred Stock and upon issuance of the shares of Common Stock pursuant to the Consulting Agreement. See Item 4.

         (h) Except for the circumstances discussed or referred to in paragraphs
(a) through (g) above, there are no contracts, arrangements, understandings, or relationships with respect to the securities of the Issuer among any of the persons reporting in this Schedule 13D.

ITEM 7.  Material to be Filed as Exhibits

         Exhibit A - Agreement dated March 28, 1997, among the reporting persons by which they have agreed to file this Schedule 13D and all necessary amendments, as required by Rule 13d-1(f).

         Exhibit 1 - Stock Purchase Agreement, dated March 27, 1997, among Dove Entertainment, Inc., a California corporation, Media Equities International, LLC, a New York limited liability company, Michael Viner and Deborah Raffin.

         Exhibit 2 - Stockholders Voting Agreement, dated March 27, 1997, among Media Equities International, LLC, a New York limited liability company, Michael Viner and Deborah Raffin.

                                    Signature

         After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned hereby certifies that the information set forth in this
Schedule is true, complete, and correct.

Date:                               MEDIA EQUITIES INTERNATIONAL, LLC


                                    By:___________________________________
                                    Name:
                                    Title:

                                    APOLLO PARTNERS LLC


                                    By:___________________________________
                                    Name:
                                    Title:


                                    ______________________________________
                                    Terrence A. Elkes


                                    ______________________________________
                                    Kenneth F. Gorman

                                    H.A.M. MEDIA GROUP LLC


                                    By:___________________________________
                                    Name:
                                    Title


                                    ______________________________________
                                    Bruce Maggin


                                    ______________________________________
                                    John T. Healy


                                    ______________________________________
                                    Ronald Lightstone


ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

                                                                       Exhibit A

                       AGREEMENT PURSUANT TO RULE 13d l(f)
                    OF THE SECURITIES AND EXCHANGE COMMISSION

         AGREEMENT, to be effective as of March 28, 1997, among MEDIA EQUITIES INTERNATIONAL, LLC, a New York limited liability company with its principal office at One Stamford Plaza - 12th Floor, Stamford, Connecticut 06901, APOLLO PARTNERS LLC a Connecticut limited liability company with its principal office at One Stamford Plaza - 12th Floor, Stamford, Connecticut 06901, TERRENCE A. ELKES, residing at One Stamford Plaza, 12th Floor, Stamford, Connecticut, 06901, KENNETH F. GORMAN, residing at One Stamford Plaza, 12th Floor, Stamford, Connecticut, 06901, H.A.M. MEDIA GROUP LLC, a New York limited liability company with its principal office at 305 Madison Avenue, Suite 3016, New York, New York 10017, JOHN T. HEALY, residing at 305 Madison Avenue, Suite 3016, New York, New York 10017, BRUCE MAGGIN , residing at 305 Madison Avenue, Suite 3016, New York, New York 10017 and RONALD LIGHTSTONE, residing at 400 Parkwood Drive, Los Angeles, California 90077-3530.

         WHEREAS, for convenience and expediency, each party hereto desires to file the statements required by ss.13(d) of the Securities Exchange Act of 1934, as amended, jointly with all other parties hereto; and

         WHEREAS, Rule 13D-1(f) promulgated by the Securities and Exchange Commission requires that this Agreement be set forth in writing and filed with the Commission;

         NOW THEREFORE, it is hereby agreed as follows:

         1. Each party hereto agrees that it will file all statements and reports required under ss.13(d) of the Securities Exchange Act of 1934, as amended, including without limitation, Schedule 13D, and all amendments of all such statements and/or reports, jointly with all other parties hereto.

         2. Any party hereto may hereafter terminate this Agreement, with respect to itself only, by giving written notice thereof to all other parties hereto, and to DOVE ENTERTAINMENT, INC., the NASD, and the Securities and Exchange Commission. The withdrawal of any one or more parties shall not cause the termination of this Agreement with respect to the parties not giving notice of termination as aforesaid.

         3. Unless sooner terminated as provided in paragraph 2 above, this Agreement shall be for a period of one (1) year from the date hereof, and shall be automatically renewable for successive one (1) year periods, unless terminated by any party, as to such party, on sixty (60) days notice.

         4. This Agreement may be executed in counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument.

         IN WITNESS WHEREOF, we have executed this Agreement with the intention that it shall be binding upon us as of the day and year set forth above.

                                    MEDIA EQUITIES INTERNATIONAL, LLC


                                    By:___________________________________
                                    Name:
                                    Title:

                                    APOLLO PARTNERS LLC


                                    By:___________________________________
                                    Name:
                                    Title:


                                    ______________________________________
                                    Terrence A. Elkes


                                    ______________________________________
                                    Kenneth F. Gorman

                                    H.A.M. MEDIA GROUP LLC


                                    By:___________________________________
                                    Name:
                                    Title:


                                    ______________________________________
                                    Bruce Maggin


                                    ______________________________________
                                    John T. Healy


                                    ______________________________________
                                    Ronald Lightstone